Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

July 15, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Brittany Ebbertt and Patrick Faller

Re:	CF Acquisition Corp. VI

Registration Statement on Form S-4

Initially Filed February 14, 2022

File No. 333-262725

Dear Ms. Ebbertt and Mr. Faller:

On behalf of CF Acquisition Corp. VI (the “Company” or “CF VI”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 8, 2022, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4, File No. 333-262725, filed with the Commission on May 13, 2022 (the “Prior Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Q: What interests do CF VI’s current officers and directors have in the Business Combination?, page 16

1.	We note your disclosure on page 192 of approximately $234,000 outstanding under the Working Capital Loans. Clarify, if true, that the Working Capital Loans were made by the Sponsor and are included in the aggregate loan amount of $1,983,691 disclosed here or advise.

Response: The Company respectfully advises that each of the Sponsor Loan and the Working Capital Loans were made by the Sponsor, and that the amount outstanding under the Working Capital Loan (approximately $234,000 as of March 31, 2022 and $423,353 as of June 30, 2022) is included in the aggregate loan amount ($1,983,691 as of March 31, 2022 and $2,173,363 as of June 30, 2022). The disclosure on pages 17 and 191, among others, has been clarified accordingly.

Forward Purchase Contract, page 31

2.	We note your disclosure on page 129 that the “1,500,000 Forward Purchase Shares are subject to a lock-up until 30 days after the completion of the Business Combination.” We also note that Section 5.2 of Exhibit 10.8 provides for a lock-up period of one year or sooner if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the merger, among other things. Please advise or revise this apparent inconsistency accordingly.

Response: The Company respectfully advises that the definition of “Forward Purchase Shares” in the Forward Purchase Contract only covers 375,000 shares of Class A Common Stock being acquired pursuant to the Forward Purchase Contract, whereas the definition of “Forward Purchase Shares” in the Amendment covers all 1,875,000 shares of Class A Common Stock being acquired pursuant to the Forward Purchase Contract (including the 1,500,000 shares of Class A Common Stock underlying the “Units” as defined in the Forward Purchase Contract and described below).

Pursuant to Section 5.2.1 of the Forward Purchase Contract and as described on page 129 of the Amendment, 375,000 shares of Class A Common Stock (i.e., those shares defined as the “Forward Purchase Shares” in the Forward Purchase Contract) are subject to a one year lock-up (with certain early release triggers as described on page 129 of the Amendment).

The remaining 1,500,000 shares of Class A Common Stock being acquired pursuant to the Forward Purchase Contract are being acquired as a constituent part of the 1,500,000 “Units” (as such term is defined in the Forward Purchase Contact) the Sponsor agreed to acquire pursuant to the Forward Purchase Contract. Pursuant to Section 5.2.2 of the Forward Purchase Contract and as described on page 129 of the Amendment, the Units (and their constituent parts, consisting of 1,500,000 shares of Class A Common Stock and 375,000 Warrants) are subject to a 30 day lock-up.

We note that because the CF VI Units are being separated into their constituent parts prior to the completion of the Business Combination, for the sake of clarity, rather than referring to Forward Purchase Shares and Units (as such terms are defined in the Forward Purchase Contract), the Amendment refers only to shares of Class A Common Stock (all 1,875,000 of which are defined in the Amendment as “Forward Purchase Shares”) and Warrants, including those securities underlying the Units (as defined in the Forward Purchase Contract).

Risk Factors

Rumble collects, stores, and processes large amounts of user video content and personal information of its users and subscribers. . . , page 56

3.	We note your disclosure that Rumble expects it may be difficult to extend or renew cybersecurity insurance beyond its current term. Revise to disclose if Rumble expects this will have an adverse impact on its business, financial condition, or results of operations.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 56 has been revised accordingly.

Rumble derives a substantial portion of its revenue from advertising and its relationships with a small number of key. . . , page 63

4.	We note your disclosure on page 226 that a “few customers” accounted for 56% of Rumble’s revenue for the three months ended March 31, 2022 and 91% of Rumble’s revenue for the three months ended March 31, 2021. Update your risk factor disclosure here to include any additional customers or networks on which Rumble is substantially dependent. Please disclose the material terms of any related agreement(s) and file a copy as an Exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and the disclosure on pages 63-64 has been revised accordingly, and an additional Exhibit 10.9 has been filed with the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2 - Transaction Accounting Adjustments

Adjustment (AA), page 105

5.	We note your revised disclosures and response to prior comment 10; however, we are still unable to reconcile the number of Rumble Shareholder shares in the tables on page 106 and 87 to the number of shares shown in the table on page 14. Please provide us with a quantitative analysis that reconciles the number of Rumble Shareholder shares on pages 14, 87 and 106. Also, ensure that all reconciling differences are properly disclosed in the footnotes to each of the tables.

Response: The Company acknowledges the Staff’s comments and the disclosure on pages 14 and 87 have been revised accordingly.

With respect to the Rumble Shareholder shares noted on page 106 as of December 31, 2021, we note that the 155,792,140 share number reflects the number of shares of Class A Common Stock held by the Rumble Shareholders, assuming all ExchangeCo Exchangeable Shares have been exchanged for shares of Class A Common Stock.  As noted in footnotes 2 and 3 of the table, this amount excludes 1,100,000 restricted shares of Class A Common Stock that will be issued to Chris Pavlovski as well as 76,410,222 Forfeiture Escrow Shares.  This amount also excludes the Base Option Shares and Tandem Option Earnout Shares issuable upon the exercise of Exchanged Rumble Options held by the holders.

With respect to the Rumble Shareholder shares noted on page 106 as of March 31, 2022, we note that the 156,158,807 share number reflects the number of shares of Class A Common Stock held by the Rumble Shareholders, assuming all ExchangeCo Exchangeable Shares have been exchanged for shares of Class A Common Stock.  As noted in footnotes 2 and 3 of the table, this amount excludes 733,333 of the 1,100,000 restricted shares of Class A Common Stock that will be issued to Chris Pavlovski  as well as 76,410,222 Forfeiture Escrow Shares.  This amount also excludes the Base Option Shares and Tandem Option Earnout Shares issuable upon the exercise of Exchanged Rumble Options held by the holders.

With respect to the Rumble Shareholder shares on page 87, we note that 233,302,362 share number reflects the number of shares of Class A Common Stock held by the Rumble Shareholders, assuming all ExchangeCo Exchangeable Shares have been exchanged for shares of Class A Common Stock (i.e., similar to the approach taken on page 106 above), which includes the 76,410,222 Forfeiture Escrow Shares that are not included in the calculation on page 106 as described above (because, for purposes of the pro forma calculation set forth on page 106, such shares are deemed to be contingently issuable shares under ASC 260, and as such, are excluded from the calculation set forth on page 106).  The Forfeiture Escrow Shares are included on page 87 because as explained in footnote 4, the holders of Forfeiture Escrow Shares are deemed to be beneficial owner of these shares with the right to vote and receive any dividends, distributions and other earnings and as such, are deemed to be outstanding shares.. This amount also includes the 1,100,000 restricted shares for  of Class A Common Stock that will be issued to Chris Pavlovski which as explained in footnote 3 Mr. Pavlovski will have all the rights of a stockholder as to the restricted shares of Class A Common Stock, including the right to vote such shares during the period of vesting and as such are deemed to be outstanding shares.  This amount excludes Base Option Shares and Tandem Earnout Shares issuable upon Exchanged Rumble Options held by the holders.

With respect to the Rumble Shareholder shares noted on page 14, we note that the initial 215,595,168 share number reflects the number of shares of Class A Common Stock held by the Rumble Shareholders, assuming all ExchangeCo Exchangeable Shares have been exchanged for shares of Class A Common Stock, plus 1,100,000 restricted shares of Class A Common Stock that will be issued to Chris Pavlovski.  This amount also includes 58,703,028 Base Option Shares issued upon the conversion in full of all Exchanged Rumble Options, but excludes 28,589,778 Tandem Option Earnout Shares issuable upon the conversion of all Exchanged Options and 76,410,222 Forfeiture Escrow Shares.

Certain Forecasted Information for Rumble, page 141

6.	We note your response to prior comments 13 and 14. We further note your disclosure that “In evaluating Rumble, CF VI received (i) information on Rumble’s existing user base, (ii) Rumble’s estimates of its ability to penetrate the U.S. online advertising market and Rumble’s estimated levels of advertising revenue per user, and (iii) Rumble’s estimates around the size of the market for U.S. advertising revenue per user in the U.S.” As previously requested: (1) clarify who prepared this information and advise whether this information is summarized on page 141 in the section entitled “Future Illustrative Valuation Analysis; and (2) to the extent this information has not been disclosed, include a summary of any material estimates and other information that were provided so that shareholders/investors can gain an understanding of the materials the CF VI Board considered in making its determination.

Response: The Company acknowledges the Staff’s comments and the disclosure on pages 141-142 has been revised accordingly.

7.	We note your response to prior comment 15 and reissue the comment in part. Disclose whether there were any quantitative metrics or other factors used to select the comparable companies beyond the qualitative attributes you list. We note your response that CF&Co. based its valuation analyses on “assumptions concerning general business and economic conditions and industry-specific factors.” Provide a summary of these assumptions in your registration statement. Further, disclose if any companies meeting the selection criteria were excluded, as previously requested, or confirm that none were excluded.

Response: The Company acknowledges the Staff’s comments and the disclosure on page 143 has been revised accordingly. In addition, the Company supplementally advises the Staff that CF&Co. has advised that there were no specific quantitative benchmarks or ranges applied to select the comparable companies, and that no companies identified by CF&Co. consistent with the categories disclosed on page 142 were excluded from the Comparable Company Analysis based on undisclosed criteria or categorization. As disclosed in the Amendment, CF&Co. reiterated that none of the public companies used in the Comparable Company Analysis described above are identical to Rumble. Additionally, as disclosed in the Amendment, selected comparable companies involved companies at a more advanced stage of development than Rumble. Accordingly, an analysis of publicly traded comparable companies is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of Rumble and the public trading values of the companies to which they were compared. Accordingly, as disclosed in the Amendment, the analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

8.	Clarify whether CF&Co.’s engagement and compensation for preparation of the Future Illustrative Valuation Analysis, the Comparable Company Analysis and the Precedent Transaction Analysis is part of its M&A advisory role (for its engagement as exclusive financial advisor) or business combination marketing role (for its engagement to provide “certain investment banking and other services”).

Response: CF&Co. prepared the Future Illustrative Valuation Analysis, the Comparable Company Analysis and the Precedent Transaction Analysis utilizing information provided by Rumble and publicly available information pursuant to its role as the Company’s M&A advisor. Additional disclosure clarifying the foregoing has been added to pages 32 and 136 of the Amendment.

Information about Rumble, page 194

9.	We note disclosure in your Form 425 filed June 17, 2022, about Rumble’s proposed changes to its content moderation policy that may be implemented in its terms of use later this year. Revise your proxy statement/prospectus to include any material updates about how these changes may impact Rumble’s operations.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 60 has been revised accordingly.

Infrastructure, page 204

10.	We note your response to prior comment 36. To help investors understand Rumble’s business, clarify whether the “significant investments in IT equipment, servers, bandwith and data centers and data hosting/storage” represent current investments that Rumble is making or future business plans or both.

Response: The Company acknowledges the Staff’s comment and the disclosure on page 204 has been revised accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rumble

Comparisons for three months ended March 31, 2022 and 2021

Income Tax Expense, page 219

11.	We note your disclosure here and on page 221 of the loss before taxes excluding stock based compensation expense, which is a non-GAAP measure. Please revise to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and has been advised by Rumble that the loss before excluding stock-based compensation expense will not be used as a non-GAAP measure. The referenced disclosure included in the Prior Registration Statement has been removed from pages 220 and 222.

Consolidated Statements of Comprehensive Loss, page F-50

12.	We note your revised disclosure and response to prior comment 23; however, your presentation in the December 31 financial statements does not comply with SAB Topic 11:B. In this regard, since you do not allocate depreciation and amortization to cost of revenue, you should remove the subtotal which appears to represent gross profit from your statements of comprehensive loss. Also, any references to gross profit and gross profit percentage for the December 31 annual periods throughout the filing, including on pages 48 and 53, pages 99 through 101, and page 219, should be removed. Alternatively, you may revise the presentation of cost of revenue to include the applicable depreciation and amortization.

Response: The Company acknowledges the Staff’s comments and the disclosure on pages 49, 53, 99 through 101, and 220 has been revised accordingly. Further, this comment has been incorporated into the Consolidated Statements of Comprehensive Loss in the annual consolidated financial statements.

Rumble Inc. Consolidated Financial Statements, page F-50

13.	We note the disclosure at the bottom of pages F-50 through F-53 which states that “The accompanying notes are an integral part of these condensed consolidated interim financial statements.” As these financial statements are for the year ended December 31 and are not interim financial statements, please revise accordingly.

Response: The Company acknowledges the Staff’s comments and the disclosure on pages F-50 through F-53 has been revised accordingly.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-55

14.	We note from your response to prior comment 28 that the only type of license revenue that is not fixed-fee is that related to monetization of content, which is based on user views. If true, please revise your disclosure on page F-57 to clarify how you monetize this content (e.g., based on user views). Also, please explain why you determined the consideration received under these agreements to be non-cash consideration, and tell us the type of consideration you receive. As part of your response, quantify the revenue recognized from these arrangements in each of the periods presented.

Response: The Company has been advised by Rumble that in certain arrangements where Rumble licenses the rights to its Rumble player, the customer provides Rumble the rights to advertising on the player. These advertising rights are the non-monetary consideration in the arrangements. Rumble works with ad providers to distribute advertisements on the Rumble player on these customer sites. The cash proceeds from advertising are then shared with the licensee of the Rumble player. Due to limitations of data that Rumble receives from its advertising providers, Rumble’s best attempt to calculate the amounts recognized from these arrangements yields revenue of $899,191 in fiscal 2020, $471,329 in fiscal 2021 and $107,897 in the 3 months ending March 31, 2022.

Rumble has revised its disclosure in Footnote 2 to its annual consolidated financial statements to include the following:

“In addition, certain arrangements related to the license of the Rumble player include the monetization of content. In these arrangements, Rumble manages the provision of services to ad providers and share the revenues with the customers. This revenue is recognized over time as user views occur.”

Further, this comment has been incorporated in Footnote 2 of the condensed consolidated interim financial statements.

9. Income Taxes, page F-65

15.	We note the revisions made in response to prior comment 32. Please describe for us, in detail, what is included in the line item “Difference in current and deferred income tax rates.”

Response: The Company has been advised by Rumble that the balance included in the line item “Difference in current and deferred income tax rates” consists of the difference in tax rates for Rumble’s Canadian operations of the pre-IPO Canadian private company tax rate of approximately 12.2% versus the enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset is expected to be realized. The temporary difference are multiplied by the enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset is expected to be realized.

19. Subsequent Events, page F-74

16.	We note your response to prior comment 34; however, it does not appear you have disclosed the actual date through which you evaluated your subsequent events. Please revise accordingly. Refer to ASC 855-10-50-1(a). Similar concerns apply to the financial statements for the quarter ended March 31, 2022.

Response: The Company acknowledges the Staff’s comments and, in line with guidance under ASC 850-10-50-1(b.2), Rumble has disclosed the date through which subsequent events have been evaluated as being the date the financial statements were available to be issued. The disclosure on pages F-74 and F-94 have been revised accordingly.

Rumble Inc. Notes to the Condensed Consolidated Interim Financial Statements (unaudited)

12. Commitments and Contingencies, page F-91

17.	We note your disclosure regarding the lawsuit filed against you and one of your shareholders. Revise to clarify whether you believe there is at least a reasonable possibility that a loss may have been incurred and, if so, disclose an estimate of such loss or range of loss or state that such estimate of possible losses cannot be made. Refer to ASC 450-20-50-3.

Response: The Company acknowledges the Staff’s comments and, in line with guidance under ASC 450-20-50-3, Rumble has revised its disclosure in Footnote 12 to its March 31, 2022 interim consolidated financial statements to include the following:

“As of March 31, 2022, Rumble received notification of a lawsuit against the Company and one of its shareholders seeking a variety of relief including rescission of a share sale agreement with the company or damages alleged to be worth $419.0 million. The company is defending the claim and considers that the likelihood that it will be required to make a payment to the plaintiff to be remote.”

General

18.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company advises the Staff that the Company’s sponsor (CFAC Holdings VI, LLC, a Delaware limited liability company) is not a non-U.S. person and is not controlled by, nor does it have substantial ties to, any non-U.S. person. The Company further advises that other than one director/executive officer, all of its directors and members of management are U.S. persons and residents of the United States.

The Company additionally advises the Staff that, prior to the closing of the business combination, the target company, Rumble, which is a corporation formed under the laws of the Province of Ontario, Canada, is controlled by Chris Pavlovski, a Canadian national. Following the completion of the business combination, the only foreign persons who may have “control” over Rumble, as that term is defined in the regulations of the Committee on Foreign Investment in the United States (“CFIUS”) at 31 C.F.R. § 800.208, will be Mr. Pavlovski and its public company parent (the Company), a Delaware corporation, which will be controlled by Mr. Pavlovski. Although no CFIUS filing will be required pursuant to 31 C.F.R. § 800.401, we have included a risk factor on potential CFIUS oversight on page 81.

19.	We note that your forum selection provision in Section VIII of your Second Amended and Restated Certificate of Incorporation identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please add a risk factor related to this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. Please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comments and the disclosure on pages 81-82 and Annex B-11 has been revised accordingly.

***

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	CF Acquisition Corp. VI

Willkie Farr & Gallagher LLP